Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

September 21, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director

Re:	Letter dated September 10, 2015 from Mara Ransom, Assistant Director Reign Sapphire Corporation, a Delaware corporation (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed August 18, 2015 (“Amendment No. 1”) File No. 333-204486

Dear Ms. Ransom:

We are in receipt of your letter, dated September 10, 2015 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below and, as applicable, supplemental information as requested in the SEC Comment Letter. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 2 to the original Registration Statement on S-1 Filing (“Amendment No. 2”). Amendment No. 2 revises and supplements the disclosures made in Amendment No. 1 to the Registration Statement on Form S-1 based on certain portions of the comments set forth in the SEC Comment Letter. In those cases where the Company does not believe the comments in the SEC Comment Letter apply to the Company’s facts and circumstances or the Company does not believe an amendment to the registration statement is appropriate, the Company has provided an explanation of its reasoning in the responses below. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter. We note that your references to “prior comments” in the SEC Comment Letter are to comments made to us in a letter from the SEC that was dated June 24, 2015 (the “June 24, 2015 SEC Letter”).

General

1.          We have reviewed your response to comment 2. Please disclose in your prospectus your lack of intentions and plans to merge with an unidentified company.

Response No. 1

As requested, Amendment No. 2 includes disclosures that we have no intentions or plans to merge with an unidentified company.

2.          We have reviewed your response to comment 3. Your response states that selling shareholders “cannot and will not” sell shares until “the Company has been successful in getting its shares quoted on the OTCBB and/or OTCQB.” Please confirm whether this is a requirement or pre-condition for the secondary offering to begin or proceed and, if true, please disclose such requirement in the appropriate sections with respect to the secondary offering.

Response No. 2

Our success in getting our shares quoted on the OTCBB and/or OTCQB is not an explicit requirement or pre-condition for the secondary offering to begin or proceed and, as such, no changes have been made in the disclosures with respect to the secondary offering. Our response to the June 24, 2015 SEC Letter was intended to emphasize that as a practical manner the selling shareholders would not have a viable market into which to resell their shares unless and until quotation had been secured.

Prospectus Cover Page

3.          In the second paragraph, please clarify that the selling shareholders will sell at a fixed price of $0.50 per share for the duration of the offering or until shares are quoted on the OTCBB or OTCQB at which time they will be sold at prevailing market prices or privately negotiated prices.

Response No. 3

As requested, the disclosures in the second paragraph have been amended to clarify that the selling shareholders will sell at a fixed price of $0.50 per share for the duration of the offering or until shares are quoted on the OTCBB or OTCQB at which time they will be sold at prevailing market prices or privately negotiated prices.

4.          In the third paragraph, please clarify that this paragraph relates to the primary portion of the offering. Likewise, please clarify that this is the case in the “‘Best efforts’ offering” and “Subscriptions irrevocable” sections on page 6.

Response No. 4

As requested, the disclosures in the third paragraph have been amended to clarify that the paragraph relates to the primary portion of the offering and the requested amendments to the disclosures on page 6 have also been made.

Dilution, page 20

5.          The amounts presented for your net tangible book value and net tangible book value per share before the offering at June 30, 2015 do not appear to be correct. Specifically, it appears that you have negative net tangible book value before the offering at June 30, 2015, after deducting the intangible assets reflected in your balance sheet at that date. In addition, it appears that your post offering net tangible book value per share under each of the 25%, 50%, 75% and 100% offering scenarios should be revised. Please revise your disclosures or advise us why you believe no revision is necessary.

Response No. 5

As requested, we have revised the disclosures to address the issues raised in your comment 5.

6.          We note your response to comment 16. However, although we note you have added a caption for the number of shares held by existing shareholders, it does not appear that you have disclosed the number of shares held by existing shareholders. Accordingly, as previously requested, please revise your tabular presentation to also disclose the number of shares held by existing shareholders at June 30, 2015.

Response No. 6

As requested, we have revised our tabular presentation to also disclose the number of shares held by existing shareholders at June 30, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Historical Development, page 23

7.          We note that your operations include outsourcing the processing, refining, jewelry making (with respect to both design and manufacture), and quality control of the sapphires purchased from Australian mines. Please explain how outsourcing such a major portion of your operations makes you “vertically integrated.”

Response No. 7

As explained on page 23, while do outsource certain activities such as process of rough materials and rely on commercial miners to supply us with rough sapphires in bulk, our reference to “vertically integrated” is appropriate given that we are proactively involved in the oversight and supervision of partners at each step of the process. We believe that the explanation provided on page 23 is adequate to provide prospective investors of the value of our role.

Plan of Operations

Market Opportunities & Marketing Strategy, page 27

8.          Please provide support for your statements regarding the jewelry industry. For example, “households with annual income of $60,000 to $100,000 account for the largest proportion of jewelry industry sales.”

Response No. 8

Our statements regarding the jewelry industry, including the specific example in your comment 8, were based on Mr. Segelman’s longstanding experience in the industry and on widely-recognized, publicly available reports on the industry prepared by experts such as IBISWorld. While we believe that these statements are accurate, we have determined that the specific information is not material to a reader’s understanding of the market opportunities and our marketing strategy and have appropriate changes in Amendment No. 2.

9.          As previously requested in comment 18, please revise your disclosure to describe each milestone that you need to accomplish in order to implement your business plan over the next 12 months. In this regard, please describe how you will achieve each milestone, quantify the estimated cost to achieve such milestone, and delineate the timeframe for achieving such milestone.

Response No. 9

As requested, we have revised the disclosures in Amendment No. 2 to address the issues raised in your comment 9.

Description of Business, page 38

10.          In addition to the revisions made in response to comment 29, please include disclosures to clarify the distinction between the legacy Australian Sapphire Corporation and the Australian Sapphire Corporation that holds shares in the Company.

Response No. 10

As requested, Amendment No. 2 includes disclosures in several places to clarify the distinction between the legacy Australian Sapphire Corporation and the Australian Sapphire Corporation that holds shares in the Company.

11.          We note the revised disclosure regarding your relationships with suppliers, designers and manufacturers. Please disclose whether you have any contractual relationships with such persons and the material terms of such contracts. Please also file such agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K, or tell us why you are not required to do so. If you do not have any such contractual relationships, please say so.

Response No. 11

Amendment No. 2 includes the following disclosure: “We have no formal contracts with our suppliers and manufacturers and our business dealings with those parties are based solely on long-standing personal relationships between them and Mr. Segelman, our President and CEO. In the event that we are unable to conduct business on satisfactory terms with any of these suppliers or manufacturers, we believe that an extensive number of alternative sources will be available to the Company and that our business can continue without disruption or adverse change in terms of pricing and availability.” We have also made appropriate changes to the Risk Factor in the prospectus relating to the availability of Mr. Segelman and the impact of his loss on our business including access to suppliers and manufacturers based on his personal relationships with them.

Going Concern, page 33

12.          We have reviewed your responses to comments 24 and 25. We do not see disclosure of the anticipated monthly cash outflow of $25,000 nor do we see disclosure of the historical monthly cash outflow. Please provide disclosure of your rate of negative cash flow per month and the duration that available cash can sustain your current operations.

Response No. 12

Amendment No. 2 includes the following disclosures as part of the discussions of “Going Concern”: “Our current burn rate to maintain the minimal level of operations for us to be in a position to execute our business plan upon funding is anticipated to be no greater than $25,000 per month in cash and Joseph Segelman, our President and CEO, has agreed to underwrite these costs until the offering described in this prospectus is completed and we are then able to begin execution of our business plan. In addition, until the offering described in this prospectus is completed we will continue to defer and accrue salaries and thus will not require cash to make payments under employment agreements.”

Products, page 39

13.          According to the Notes to Financial Statements, you acquired $450,000 worth of loose sapphire inventory from an unrelated third party and Mr. Segelman. We also note that the current value of your inventory is $443,508. Please revise your disclosure to identify your principal suppliers and the nature of any continuing supplier relationships with these parties.

Response No. 13

The reduction in the current value of the inventory from its original cost is due to a portion of the inventory being used to create samples. We have revised the disclosures in Amendment No. 2 as follows to address the issues you raised in your comment 13: “The Company does not rely on any principal suppliers and does not have any formal contracts with its suppliers. The Company’s business dealing with suppliers are based solely on long-standing personal relationships between them and Mr. Segelman, our President and CEO. In the event that we are unable to conduct business on satisfactory terms with any of these suppliers, we believe that an extensive number of alternative sources will be available to the Company and that our business can continue without disruption or adverse change in terms of pricing and availability.” Similar disclosures have been added elsewhere in the prospectus as explained in our other responses.

Competition

Competitive Analysis and Strategy, page 42

14.          You have stated that you will not sell rough or processed sapphires. However, we note that your wholesale revenues currently derive from sales of loose sapphires. Please clarify the distinction between your intentions and your wholesale operations.

Response No. 14

We have included disclosures in Amendment No. 2 to make it clear that we do not intend to sell rough sapphires or the cut stones that we process and that we intend to use the material exclusively for our manufacturing purposes. In addition, we have included disclosures to describe that the wholesale revenues we currently derive from sales of loose sapphires are attributable only to finished stones and not rough sapphires and that the focus of our sales efforts in the future will be exclusively on finished jewelry.

Security Ownership of Principal and Selling Stockholders, page 45

15.          We note that Corprominance LLC is listed as a selling stockholder but is not offering any shares for sale. Please advise or remove Corprominance LLC from the table.

Response No. 15

Corprominance LLC has been removed from the table in Amendment No. 2. It will not be selling shares in the offering.

Plan of Distribution, page 49

16.          Please revise the first paragraph to clarify that the Company will sell the offered shares at the fixed price for the duration of the offering.

Response No. 16

As requested, we have revised the first paragraph to clarify that the Company will sell the offered shares at the fixed price for the duration of the offering.

17.          In the third paragraph, please clarify that this paragraph relates to the primary portion of the offering. Likewise, please clarify that this is the case in the “Procedures for Subscribing” section on page 52.

Response No. 17

As requested, we have made the changes described in your comment 17.

Item 16. Exhibits and Financial Statement Schedules, page F-26

18.          Please confirm, with respect to advances from Mr. Segelman, that the past loans were not and future loans will not be made pursuant to any written loan agreements or promissory notes or, if they were, file those agreements as exhibits.

Response No. 18

We hereby confirm, with respect to advances from Mr. Segelman, that the past loans were not and future loans will not be made pursuant to any written loan agreements or promissory notes. Amendment No. 2 includes appropriate disclosures with respect to the absence of written loan agreements or promissory notes for such loans.

Financial Statements

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies

Foreign Currency – Functional and Presentation Currency, page F-10

19.          We note your response to comment 38. You state that you have determined that the U.S. Dollar is your functional currency as sales prices and major costs of operating expenses are primarily influenced by fluctuations in the U.S. Dollar. You also state that the company’s operations are headquartered and operating in the U.S. Your disclosure in the third paragraph in Note 1 on page F-8 states that your business operated under the name UWI Holdings Corporation (UWI), a company established in Canada until December 31, 2014 when it merged with and into Reign Sapphire Corporation (Reign Sapphire), a Delaware corporation which was established on December 15, 2014. You disclose that UWI is the predecessor of Reign Sapphire. Please confirm to us, if true, that while you were operating as UWI (including its predecessors), the functional currency of the company was the U.S. Dollar for the reasons enumerated in your previous response. If not true, please revise your financial statements as appropriate or explain why no revision is considered necessary. Please refer to ASC 830-10-45 in preparing your response.

Response No. 19

Determining the functional currency of a foreign entity requires a close look at the entity's cash flow. The FASB's Accounting Standards Codification (ASC) 830-10-45-2 states that an entity's primary economic environment is the one where the entity generates and spends cash. In addition, to determine the functional currency, one should look at what currency affects sales prices; the currency of the country in which competition and regulation affects sales prices; the currency that influences labor or costs of goods sold; and the relationship between a parent entity and its foreign extension, in terms of financing and transactions between the entities.

Entities that function in several different economic environments can be divided into two broad categories when it comes to functional currency. The first category includes those entities with operations that are self-contained in a foreign economic environment and distinct from the parent entity. The functional currency for these foreign entities is the foreign currency. In the second category are foreign operations that are an extension of the parent entity and the financing of which comes primarily from the parent. The functional currency in this case is that of the parent. (ASC 830-10-45-4)

Both Reign Sapphire Corporation (“Reign”) and UWI Holdings Corporation (“UWI”) have determined the functional currency of the Company to be the USD, as sales prices and major costs of operating expenses are primarily influenced by fluctuations in the USD, and with its Chief Executive Officer and director (“CEO”), and employees of the Company headquartered and operating in the United States. Based on the above, Reign Sapphire Corporation functional currency will be the US Dollar.

Inventories, page F-11

20.          We note your response to comment 41 and your revised disclosure in Note 4 on page F-15 that (the fair value of) your inventory is reviewed each quarter against industry prices from gem-guides and if there is a potential impairment, you would appraise the inventory. We also note that you have your inventory appraised at annually or sooner if there is potential impairment. Please similarly revise your inventory accounting policy footnote presented in Note 3 to clarify that you adjust your inventory to lower of cost or market at each balance sheet date or on a quarterly basis.

Response No. 20

As requested, we have revised the disclosures in Amendment No. 2 to address the issues raised in your comment 20.

* * *

Please also be advised that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement on Form S-1, including the disclosures in Amendment No. 2. In addition, the Company acknowledges that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company many not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is yossi@reignsc.com and my direct telephone number is (323) 556-1875.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/	Joseph Segelman
Joseph Segelman President and Chief Executive Officer

cc:	Willa Qian, Eq. Alan S. Gutterman, Eq.